Exhibit 99.1

Alpha Tau Reports Positive Data Demonstrating 100% Objective Response Rate and 18.2-Month Median Overall Survival with Alpha DaRT® in Combination with Pembrolizumab in Locally Advanced or Metastatic Head and Neck Cancer, Surpassing the Study’s Pre-Specified Threshold for Success

- Podium presentation at the American Head and Neck Society (AHNS) 12th International Conference on Head and Neck Cancer to report results from a study of Alpha DaRT® in combination with pembrolizumab (Keytruda®) in elderly patients with locally advanced or metastatic head and neck squamous cell carcinoma (HNSCC) -

- Among all nine evaluable patients, the combination produced a systemic objective response rate (ORR) of 100%, including four complete responses and five partial responses, compared to just 19% ORR from historical benchmarks for pembrolizumab monotherapy in this setting -

- Median overall survival of 18.2 months and median progression-free survival of 5.4 months compare favorably with historical benchmarks for pembrolizumab monotherapy in this setting of 12.3 months and 3.2 months, respectively -

- No Alpha DaRT-associated serious adverse events were observed; the only two Alpha DaRT-associated adverse events were Grade 1 (mild) -

- Results build on foundation of Alpha DaRT monotherapy data in head and neck cancer, and lend support to Alpha Tau’s ongoing clinical strategy exploring the combination approach, which the Company continues to discuss with the U.S. FDA -

- Trial recruitment is now complete, having met the pre-specified success criterion of its Simon two-stage adaptive design: more than six patients responding to the treatment -

Jerusalem, July 21, 2026 -- Alpha Tau Medical Ltd. (“Alpha Tau” or the “Company”) (Nasdaq: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, today announced positive results from a clinical study evaluating Alpha DaRT in combination with pembrolizumab (Keytruda®) in elderly patients with locally advanced and metastatic head and neck squamous cell carcinoma (HNSCC), in which the combination produced a 100% objective response rate and a median overall survival of 18.2 months among evaluable patients. The results are being presented in a podium presentation at the American Head and Neck Society (“AHNS”) 12th International Conference on Head and Neck Cancer, held July 18-22, 2026, in Boston, Massachusetts.

Head and neck cancer is among the most common cancers worldwide, with an estimated 890,000 new cases diagnosed globally each year, and with more than 60,000 new cases of HNSCC estimated in the United States in 2026 across the oral cavity, pharynx, and larynx. Despite treatment with curative intent, roughly half of patients with HNSCC will experience recurrence, and distant spread, when it occurs, most often involves the lung.

Since the Keytruda KEYNOTE-048 trial, pembrolizumab, with or without chemotherapy, has been the first-line standard of care for recurrent or metastatic HNSCC; however, as monotherapy in patients whose tumors express PD-L1 (Combined Positive Score, or CPS, ≥1), pembrolizumab was observed in the KEYNOTE-048 trial to produce a median overall survival of 12.3 months and an objective response rate of approximately 19%, leaving considerable room for improvement, particularly for elderly and frail patients who may not tolerate the addition of chemotherapy.

Alpha Tau’s study is a single-center, prospective, open-label, single-arm study evaluating Alpha DaRT in combination with pembrolizumab in up to 48 patients with recurrent unresectable or metastatic HNSCC and PD-L1 CPS ≥1, using a Simon two-stage adaptive design. Patients received a lead-in dose of pembrolizumab, followed by insertion of Alpha DaRT sources into a target lesion; the sources were removed ~14 days later, and patients continued on pembrolizumab per standard dosing. Tumor response was assessed systemically, i.e., in all tumors, both treated and untreated by Alpha DaRT, using Response Evaluation Criteria in Solid Tumors (RECIST v1.1), and safety was graded using the Common Terminology Criteria for Adverse Events (CTCAE v5.0). Eleven patients (four female, seven male) were recruited in total, with a mean age of 72 years (range 52-96). Two patients died prior to response evaluation, leaving nine patients evaluable for response; one died before Alpha DaRT treatment, and the other died shortly after treatment from an unrelated cardiovascular issue. With every evaluable patient responding, the trial reached the efficacy threshold built into its two-stage adaptive design, under which the study was permitted to stop for success once more than six patients responded, and enrollment was concluded on that basis.

Efficacy Results

Note: Caution should be exercised in comparing results from unrelated clinical studies due to differences in study designs, patient populations and other relevant factors.

Response Rate

Among evaluable patients, treatment with Alpha DaRT plus pembrolizumab produced an objective response rate (i.e., systemic complete response plus partial response) of 100%, including four complete responses and five partial responses, for a complete response rate of 44%. By comparison, pembrolizumab monotherapy in the PD-L1 CPS ≥1 population of KEYNOTE-048 produced an objective response rate of approximately 19%.

Survival Data

Median overall survival was 18.2 months, and median progression-free survival was 5.4 months, with four patients remaining alive at the time of this analysis. By comparison, pembrolizumab monotherapy in a similar population in the KEYNOTE-048 trial achieved a median overall survival of 12.3 months and a median progression-free survival of approximately 3.2 months.

Safety Results

No Alpha DaRT-related serious adverse events were observed. Only two Alpha DaRT-related adverse events were reported across the treated cohort, both Grade 1 in severity.

Uzi Sofer, CEO of Alpha Tau, stated: “These results reinforce two priorities at the heart of our strategy: establishing Alpha DaRT in localized, unresectable disease, and building the combination evidence to compete in the metastatic setting alongside blockbuster checkpoint inhibitors. Our interim data had already shown us that response rates with Alpha DaRT plus pembrolizumab were exceptionally high; what we were waiting for was the survival follow-up to confirm those responses would translate into real, lasting benefit. Now that the data have matured, the picture is even stronger. Combination trials like this one are central to how we intend to grow the platform. Showing that Alpha DaRT can be added to a systemic backbone safely, and with results like these, is exactly the kind of evidence we hope will define its role across our pipeline. And we won’t stop here: We are exploring, in ongoing discussion with the FDA, the possibility of a similar but larger study in the U.S.”

Prof. Aron Popovtzer, MD, Director of the Sharett Institute of Oncology at Hadassah University Medical Center and the lead Principal Investigator in this clinical study at Hadassah, commented: “Elderly patients with recurrent or metastatic head and neck squamous cell carcinoma are among the most difficult we treat. Since KEYNOTE-048, pembrolizumab has been our first-line standard of care, but as a single agent it produces a response in fewer than one in five patients, and many are too frail to add chemotherapy. That unmet need is what led us to design the first study to combine Alpha DaRT with checkpoint inhibition, adding a localized, immune-activating alpha-emitting radiotherapy to the systemic treatment these patients are already receiving. After years of work, it is deeply gratifying to see the effort was worth it - the results are genuinely encouraging, and they exceeded our expectations. Every evaluable patient responded, including several complete responses, with improvements in both overall and progression-free survival relative to historic data on pembrolizumab alone and a safety profile that let patients stay on their standard treatment. To my knowledge, no other combination study with pembrolizumab has shown results like these in this patient population, and it is a real achievement to see a therapy add this much value on top of a checkpoint inhibitor. These are early data, and larger controlled studies are needed to confirm the benefit, but they make a compelling case for continuing to investigate Alpha DaRT with immunotherapy, both in head and neck cancer and across other solid tumors.”

Robert Den, MD, Chief Medical Officer of Alpha Tau, added: “It’s worth reading these results against the bigger picture of where our global clinical trial pipeline is heading. We have strong preclinical data suggesting that Alpha DaRT may prime a systemic anti-tumor immune response, and we have clinical experience, including multiple studies in head and neck and skin cancer, showing that Alpha DaRT monotherapy carries a favorable safety profile in this population. What this study suggests is that combining Alpha DaRT with pembrolizumab can translate that immune-priming effect into a clinical survival benefit for patients with recurrent or metastatic head and neck cancer. These results reinforce our plan to validate the clinical benefit of Alpha DaRT in this patient population in larger studies, and they add another key data point to a pipeline that now spans head and neck, skin, pancreatic, prostate, and brain cancers, among others.”

About the Study

The study builds on Alpha Tau’s foundation of Alpha DaRT monotherapy data in head and neck and skin cancer, including a first-in-human study in which Alpha DaRT achieved an objective response rate of 100% and a complete response rate of 78.6% among evaluable SCC lesions in a population that skewed toward elderly, heavily pre-treated and radioresistant patients. The current study pairs Alpha DaRT with pembrolizumab, the current first-line standard of care for CPS ≥1 recurrent or metastatic HNSCC, to evaluate whether adding a localized, immune-activating radiotherapeutic to systemic checkpoint inhibition can improve outcomes without the added toxicity associated with chemotherapy. The study was conducted at Hadassah University Medical Center in Jerusalem, Israel. For more information, please see https://clinicaltrials.gov/study/NCT05047094.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to continuing discussions with the FDA, and the Alpha DaRT treatment in combination with pembrolizumab in elderly patients with locally advanced and metastatic head and neck squamous cell carcinoma (HNSCC), including the study described herein, the expected patient enrollment, benefits, safety, feasibility, and other expectations, beliefs, plans, including with respect to clinical trials, regulatory approvals and studies, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 9, 2026, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com

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